Exhibit 99.1

Scotiabank Announces Redemption of Scotia BaTS III Series 2009-1 by Scotiabank Tier 1 Trust

/NOTE TO EDITORS: NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, May 29, 2019 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that Scotiabank Tier 1 Trust, a closed-end trust wholly owned by The Bank of Nova Scotia, intends to redeem all outstanding 7.802% Scotiabank Tier 1 Securities – Series 2009-1 due June 30, 2108 (the "Scotia BaTS III Series 2009-1") for 100% of their principal amount, together with accrued and unpaid interest to the redemption date. The redemption will occur on June 30, 2019. Formal notice will be delivered to Scotia BaTS III Series 2009-1 holders in accordance with the terms of the offering.

Scotia BaTS III Series 2009-1 constitute Additional Tier 1 capital of the Bank. The principal amount of Scotia BaTS III Series 2009-1 is currently $650,000,000. The redemption of the Scotia BaTS III Series 2009-1 will be financed out of the general funds of Scotiabank Tier 1 Trust.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 99,000 employees and assets of over $1 trillion (as at April 30, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2019/29/c0898.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For media enquiries only: Clancy Zeifman, Global Communications, (416) 520-3906, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 16:15e 29-MAY-19